August 1, 2006

VIA FAX 202-772-9368 and FEDEX

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C.  20549-7010

RE:     Ameron International Corporation

            Form 10-K for Fiscal Year Ended November 30, 2005

            Form 10-Q for Quarter Ended March 5, 2006

            File No. 1-9102

Dear Mr. Cash:

This letter is the response of Ameron International Corporation ("Ameron" or the "Company") to your follow-up comment letter dated June 15, 2006.  As you requested, in order to facilitate your review, the numbered responses in this letter correspond to those contained in your letter.  Further, we have attempted to articulate in writing and provide further information on certain items that we discussed with you on July 7, 2006, which might be useful in further understanding our business and segment reporting.  Your comments are repeated in italics, followed by the Company's response in normal font.

Form 10-K for the Year Ended November 30, 2005

Note 17 - Segment Information

1.         We note the management reports and other information that you provided to us in response to comment 2 from our previous comment letter dated April 14, 2006.  We note that the reports provided to your CODM contain a level of reporting below that which you have identified to us as your operating segments.  This lower level of reporting appears to be based on geographic areas within each of the products lines that you consider to be your operating segments.  Given that this lower level of reporting is provided to your CODM, it remains unclear to us how you concluded that this lower level of reporting did not represent your operating segments.

As previously noted in the Company's letter dated May 26, 2006 the Company has determined that in accordance with SFAS No. 131 and, specifically paragraphs 10,13, and 14, it has five operating segments and four reportable segments.  The four reportable segments include the Performance Coatings & Finishes Group, Fiberglass-Composite Pipe Group, Water Transmission Group and Infrastructure Products Group.  The Infrastructure Products Group is the aggregation of two operating segments:  the Pole Products and Hawaii Divisions that have been aggregated in accordance with SFAS No. 131, paragraph 17.  The Company believes that its segment reporting is consistent with the provisions of SFAS No. 131 after careful consideration of all relevant factors, including  the Company's organization and management structure and the manner in which the Company's chief operating decision maker ("CODM") manages the Company, assesses performance and allocates resources.

In response to the Staff's comment regarding the identification of operating segments, we note that while the CODM receives selective financial information on a monthly basis at the plant level within each operating segment, these plants do not represent the Company's operating segments for the following reasons:

1)   Paragraph 10 of SFAS No. 131 presents the initial definition of operating segments.  As both segment level and plant level data are provided to the CODM, both the operating segments as defined by the Company and the individual plants meet the conditions described in paragraphs in 10a and 10c.  However, only the five operating segments as defined by the Company also meet the condition described in paragraph 10b.

a.    Per paragraph 10(b) of SFAS No. 131, an operating segment is a component whose operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance.  The CODM does not use financial information on a plant level basis to allocate resources.  This is done by the CODM at the operating segment level.  Each year the CODM presents to the Board of Directors a business plan which includes financial goals and capital budgets for the Company and by operating segment.  The commitments made by the CODM to the Board of Directors in terms of financial performance are at the Company level and the operating segment level, not at the plant level.  The Board of Directors reviews and approves the business plan and capital budgets at the Company level and the operating segment level only, not at the plant level.  Except for reviewing proposed individual capital expenditures exceeding $500,000 as part of the Company's internal control process, the CODM is not otherwise involved in the approval process for capital expenditures.  The foregoing demonstrates that the CODM does not allocate resources at the plant level.  Further, as set forth in the Company's May 26, 2006 letter, the CODM manages the Company through segment managers and does not regularly interact with plant managers to assess performance.  Therefore, the CODM does not allocate resources and assess performance at the plant level.

b.   The Company's CODM establishes strategy at the operating segment level, allocates resources at such operating segment level, establishes operating budgets at such operating segment level and assesses financial performance at such operating segment level. The CODM regularly interacts with the segment managers, not the plant managers, to assess the performance of the operating segments as well as the performance of the segment managers.  As the Company does not have a report tailored for the CODM that identifies exception conditions, the CODM receives data at both the segment level and at the plant level in the monthly financial reporting package in order for him to identify exception conditions or anomalies for follow-up.  The inclusion of the more detailed information helps the CODM probe segment managers to determine whether he has been fully apprised by the segment manager of all significant matters affecting segment performance and to put the discussion of the results in the proper context.  The CODM is also responsible for certifications under civil and criminal liabilities under the Sarbanes-Oxley Act.  The CODM's access to more detailed information forms part of the basis for due diligence in the discharge of his duties under the Sarbanes-Oxley Act.

2)   Even if the plant level information was construed as segment information, a notion which the Company disputes, paragraph 13 of SFAS No. 131 addresses the issue of reporting when business activities are presented in a variety of different ways and the CODM uses more than one set of information.  We believe this guidance would apply since the CODM receives both segment level and plant level information.  Specifically, paragraph 13 states. "If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors."  The Company sets forth below its analysis of this guidance.

a.    Nature of business activities

As indicated on p.3 of the Company's letter dated May 26, 2006, within each operating segment the Company's plants manufacture and sell the same family of products and conduct similar business activities.  Under the guidance of a segment manager each operating segment functions as an integrated strategic business unit.  Plants within the operating segment share production capacity, technical know-how, best practices, people and  resources.  If the individual plants were to be defined as the operating segments, the presentation and disclosure of plant level detail information would not be meaningful to the readers of the financial statements.  Further, because of the integrated manner in which the businesses are managed, individual plants may meet or miss the quantitative criteria for reportable segment disclosure year over year which the Company believes distorts, rather than informs, as plants in identical businesses may be divided into reportable plants versus non-reportable or "other" plants.  Lastly, on August 1, 2006, the Company completed the sale of its entire Performance Coatings & Finishes Group segment to PPG Industries, Inc. This transaction serves as additional evidence that the Company manages its segments as strategic business units, and the relevant financial reporting components are the Company's operating segments, not the individual plants.

b.   Existence of managers responsible for segments

The Company described its management structure and the existence of segment managers on p.3 of its May 26, 2006 letter.

c.   Information presented to the Board of Directors

The Company described the information presented to its Board of Directors on p.3 of its May 26, 2006 letter.  The Company had previously provided the Staff with a sample of the quarterly package received by its Board of Directors.  The company notes the additional information provided on p.2 of this letter.

3)   Paragraph 14 of SFAS No. 131 further describes a segment manager and states that generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment.  The Company's management structure further supports that there are five operating segments.

a.   Each segment is managed by a segment manager who has profit and loss responsibility and overall management responsibility for the segment.

b.   Segment managers report to the Company's CODM, however, plant managers do not report directly to the CODM.

c.   Segment managers' incentive compensation is tied to the financial performance of the segment.

2.         Furthermore, given that some of the categories at this lower level of reporting appear to represent 10% or more of your total revenues or total segment income, it is unclear to us how you determined that these operating segments did not need to be reported separately in accordance with paragraph 18 of SFAS 131.  In this regard, based on the reports that you provided, we note the USA Performance Coatings and Finishes, the Centron and Singapore Fiberglass-Composite Pipe, and the Hawaii and Concrete Poles Infrastructure Products each appear to exceed the threshold tests in paragraph 18.  We would not object to the aggregation of operating segments within your current reportable segments if they were not over the quantitative thresholds specified in SFAS 131, based on your ability to meet the criteria in sections a through e of paragraph 17 of SFAS 131 and because we assume that you could demonstrate similar long-term average gross margins for these operating segments.  For those operating segments that exceed the quantitative thresholds, please advise or revise your segment reporting.

Since the Company has concluded that its plants are not operating segments, as explained above, we do not believe that paragraph 18 would be applicable.  We believe that the Company (1) must first identify its operating segments, (2) determine whether any of those segments meet the aggregation criteria, and (3) then disclose those segments that exceed the quantitative thresholds as reportable segments.  The diagram provided in Appendix B of SFAS No. 131 supports this conclusion. The Company has determined it has five operating segments, of which there are four reportable segments after applying the aggregation criteria of paragraph 17.  Each of those four reportable segments meets the quantitative thresholds of paragraph 18 and has been appropriately disclosed.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.  Furthermore, we acknowledge that (i) nether your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the "Commission") from taking any action with respect to either the referenced filings or any other filing of the Company, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or clarification of this response, please contact me.

Sincerely,

/s/ James R. McLaughlin

James R. McLaughlin

Senior Vice President,

Chief Financial Officer & Treasurer

JRM:aps